# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hinge Health, Inc., CIK 0001673743
CUSIP: 433313103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 455 MARKET STREET, 7TH FLOOR, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000902664-25-003539
Filed by CIK 0001230239

## Reporting persons
- Alkeon Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 791,104; sole dispositive power 0; shared dispositive power 791,104; aggregate amount beneficially owned 791,104 (2.1% of the class)
- Panayotis D. Sparaggis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 791,104; sole dispositive power 0; shared dispositive power 791,104; aggregate amount beneficially owned 791,104 (2.1% of the class)

## Item 1. Issuer
Name of issuer: Hinge Health, Inc.
Address of issuer's principal executive offices: 455 Market Street, Suite 700, San Francisco, CA 94105

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Alkeon Capital Management LLC ("Alkeon"), a Delaware limited liability company and the investment manager to certain funds (the "Alkeon Funds"), with respect to the shares of Class A Common Stock, par value $0.00001 per share ("Class A Common Stock") of Hinge Health, Inc., a Delaware corporation (the "Company") directly held by the Alkeon Funds; and

(ii) Panayotis D. Sparaggis ("Mr. Sparaggis"), the Founder and Managing Director of Alkeon, with respect to the shares of Class A Common Stock directly held by the Alkeon Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 350 Madison Avenue, 20th Floor, New York, NY 10017.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Sparaggis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 37,919,155 shares of Class A Common Stock outstanding as of October 30, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025.
Percent of class: 2.1%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alkeon Capital Management LLC: /s/ Jennifer Shufro, Jennifer Shufro, Compliance Officer (02/13/2026)
- Panayotis D. Sparaggis: /s/ Panayotis D. Sparaggis, Panayotis D. Sparaggis, Individually (02/13/2026)